

SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May / June / July 2002

CABLE AND WIRELESS PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

124 Theobalds Road, London WC1X 8RX
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CABLE AND WIRELESS PUBLIC LIMITED COMPANY

By: ______________________________

Company Secretary

Dated: July 10, 2002

k:\legal\precedents\general transactions\sec form 6k.doc

EXHIBIT INDEX

Exhibit Number	Description
1.	Press Release dated 29 May 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.
2.	Press Release dated 30 May 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.
3.	Press Release dated 31 May 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.
4.	Press Release dated 5 June 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.
5.	Press Release dated 5 June 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.
6.	Press Release dated 6 June 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.
7.	Press Release dated 11 June 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.
8.	Press Release dated 12 June 2002 announcing annual report publication.
9.	Press Release dated 13 June 2002 notifying major interests in shares.
10.	Press Release dated 14 June 2002 announcing director's interests in the Ordinary Shares of Cable and Wireless PLC.
11.	Press Release dated 18 June 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.
12.	Press Release dated 19 June 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.
13.	Press Release dated 20 June 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.
14.	Press Release dated 24 June 2002 notifying major interests in shares.
15.	Press Release dated 26 June 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.
16.	Press Release dated 26 June 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.

17. Press Release dated 28 June 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.

18. Press Release dated 1 July 2002 announcing director's interests in the Ordinary Shares of Cable and Wireless PLC.

19. Press Release dated 3 July 2002 announcing director's interests in the Ordinary Shares of Cable and Wireless PLC.

20. Press Release dated 3 July 2002 announcing director's interests in the Ordinary Shares of Cable and Wireless PLC.

Exhibit 1

Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on 28 May 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") purchased 2,250,000 Ordinary shares at a price of 207.1065 pence per ordinary share.

Following the purchase, 42,131,010 Ordinary Shares are held under the Trust. Graham Wallace, Robert Lerwill, Don Reed and Adrian Chamberlain (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

Exhibit 2

Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on 29 May 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") purchased 5,100,000 Ordinary shares at a price of 206.5735 pence per ordinary share.

Following the purchase, 47,231,010 Ordinary Shares are held under the Trust. Graham Wallace, Robert Lerwill, Don Reed and Adrian Chamberlain (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

Exhibit 3

Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on 30th May 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") purchased 3,500,000 Ordinary shares at a price of 202.4215 pence per ordinary share.

Following the purchase, 50,731,010 Ordinary Shares are held under the Trust. Graham Wallace, Robert Lerwill, Don Reed and Adrian Chamberlain (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

Exhibit 4

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 31 May 2002 that on 31 May 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 42,933 Ordinary Shares at a price of £2.12 per share and 23,067 Ordinary Shares at a price of £2.13 per share.

Following the disposal, 50,665,010 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace, Don Reed and Adrian Chamberlain (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Exhibit 5

Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on 31 May 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") purchased 5,500,000 Ordinary shares at a price of £2.1263 pence per ordinary share.

Following the purchase, 56,165,010 Ordinary Shares are held under the Trust. Graham Wallace, Robert Lerwill, Don Reed and Adrian Chamberlain (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

Exhibit 6

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on 5 June 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 15,704 Ordinary Shares at a price of £2.048 per share and 16,896 Ordinary Shares at a price of £2.0325. On 6 June 2002 the Trust disposed of 1,200 Ordinary Shares at a price of £2.0325 per share.

Following the disposal, 56,131,210 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace, Don Reed and Adrian Chamberlain (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Exhibit 7

Directors' Interests in the Ordinary Shares of Cable and Wireless plc ("the Company")

The Company was notified on 11 June 2002 that on the same date the following Directors purchased Ordinary Shares in the Company at a price of 203.75 pence per share under the Cable & Wireless Share Purchase Plan:-

Graham Wallace - 61 Ordinary Shares
Adrian Chamberlain - 49 Ordinary Shares

Exhibit 8

Re: Cable and Wireless plc - Annual Report Publication

Copies of the Cable and Wireless plc Annual Report and Accounts, Annual Review, Notice of AGM, Chairman's Letter and Form of Proxy have been filed with the Documents Disclosure Team of the UK Listing Authority on 12 June 2002.

JM Bolton
Assistant Company Secretary

Exhibit 9

Cable and Wireless plc - Notification of Major Interests in Shares

Cable and Wireless plc advises that on 13 June 2002 it received information pursuant to Section 198 of the Companies Act 1985 ("the Act") showing the following changes in interest in the Company's Ordinary Shares of 25 pence each as at that date which are disclosable under sections 198 to 208 of the Act: -

Name of Shareholder	No. of Ordinary Shares	% of issued Ordinary Shares
Franklin Resources, Inc	236,583,277	9.9316%

Exhibit 10

Directors' Interests in the Ordinary Shares of Cable and Wireless plc

Cable and Wireless plc ("the Company") advises that on 14 June 2002 the undermentioned Directors were granted the following share options under the C&W Employee Savings Related Share Option Scheme:

Director	Number of options	Exercise Price	Exercisable
Robert E Lerwill	5,998	158.36 pence	01.09.05 - 28.02.06
Donald B Reed	5,998	158.36 pence	01.09.05 - 28.02.06
Graham M Wallace	10,450	158.36 pence	01.09.07 - 29.02.08

The Directors and the Company were advised of this information on 14th June 2002.

Exhibit 11

18th June, 2002

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 17th June 2002 that on 7th June 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 14,257 Ordinary Shares at a price of £2.03 per share. Also on 17th June 2002, the Company was notified that on 17th June 2002 the Trust disposed of 2,688 Ordinary Shares at a price of £1.826.

Following the disposal, 56,114,265 Ordinary Shares are held under the Trust. Robert Lerwill, Graham Wallace, Don Reed and Adrian Chamberlain (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Director is disposing of any beneficial interests in the Company.

Heledd M. Hanscomb
Corporate Compliance Executive

Exhibit 12

19th June, 2002

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 18th June 2002 that on 17th June 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 5,002 Ordinary Shares at a price of £1.8225 per share and on 18th June 2002 the Trust disposed of 955 Ordinary Shares at a price of £1.789.

Following the disposal, 56,108,308 Ordinary Shares are held under the Trust. Robert Lerwill, Graham Wallace, Don Reed and Adrian Chamberlain (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Director is disposing of any beneficial interests in the Company.

Heledd M. Hanscomb
Corporate Compliance Executive

Exhibit 13

20th June, 2002

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 20th June 2002 that on 18th June 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 1,432 Ordinary Shares at a price of £1.79 per share.

Following the disposal, 56,106,876 Ordinary Shares are held under the Trust. Robert Lerwill, Graham Wallace, Don Reed and Adrian Chamberlain (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Director is disposing of any beneficial interests in the Company.

Exhibit 14

24 June, 2002

Cable and Wireless plc - Notification of Major Interests in Shares

Cable and Wireless plc advises that on 21 June 2002 it received information pursuant to Section 198 of the Companies Act 1985 ("the Act") showing the following changes in interest in the Company's Ordinary Shares of 25 pence each as at that date which are disclosable under sections 198 to 208 of the Act: -

Name of Shareholder	No. of Ordinary Shares	% of issued Ordinary Shares
Franklin Resources, Inc	238,265,065	10.0022%

Heledd M. Hanscomb
Corporate Compliance Executive

Exhibit 15

26th June, 2002

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 26th June 2002 that on 25th June 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 31,170 Ordinary Shares at a price of £1.705 per share.

Following the disposal, 56,066,876 Ordinary Shares are held under the Trust. Robert Lerwill, Graham Wallace, Don Reed and Adrian Chamberlain (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Director is disposing of any beneficial interests in the Company.

Exhibit 16

26th June, 2002

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 26th June 2002 that on 25th June 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 31,170 Ordinary Shares at a price of £1.705 per share.

Following the disposal, 56,066,876 Ordinary Shares are held under the Trust. Robert Lerwill, Graham Wallace, Don Reed and Adrian Chamberlain (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Director is disposing of any beneficial interests in the Company.

Exhibit 17

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 28th June 2002 that on 27th June 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 1,737 Ordinary Shares at a price of £1.6325 per share.

Following the disposal, 56,065,139 Ordinary Shares are currently held under the Trust. Robert Lerwill, Graham Wallace, Don Reed and Adrian Chamberlain (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.

Exhibit 18

1 July 2002

Director's Interests in the Ordinary Shares of Cable and Wireless plc

Cable and Wireless plc ("the Company") advises that on 1 July 2002 the following grant of share options and award of contingent shares and restricted shares were made to David Prince, Director, by the Trustees of the Cable and Wireless plc Employee Share Ownership Trust in accordance with the rules of the Incentive Plan 2001 ("the Plan"):-

(a) Share Options on the Company's Ordinary Shares of 25 pence each

360,000 share options at a price of 166.8 pence per Ordinary Share
229,000 share options at a price of 262 pence per Ordinary Share

The options granted are exercisable, subject to the achievement of performance conditions based upon Total Shareholder Return ("TSR"), from 1 July 2005 to 30 June 2009. Full vesting occurs only if the TSR performance of the Company meets or exceeds the upper quartile measured against the constituents of the FTSE Global Telecoms Sector Index between the third and fifth anniversaries of the date of grant. Where TSR performance meets the median, 50% of the initial award vests. A sliding scale operates between median and upper quartile and nothing vests for performance below the median. If performance conditions have not been met by the fifth anniversary of the date of grant, the options lapse.

(b) Maximum Contingent Award of Ordinary Shares of 25 pence each

196,100

Issued under the Performance Share Plan, these Ordinary Shares are held in trust and will not vest to the Director unless performance criteria are achieved over a three year performance period commencing on 23 May 2002. The performance criteria are based upon TSR measured against a comparator group comprising the FTSE Global Telecoms Sector Index. Full vesting of awards will only occur if TSR performance of the Company, measured over the three year period is in the upper quartile of this comparator group. 40 per cent of awards will vest if TSR performance is at the median level, with vesting for performance between these levels taking place on a sliding scale. If after three years performance is below the median level, then the award will lapse.

The share price applied in calculating the Director's contingent award under the Plan is that of the average of the middle market quotations for an Ordinary Share of the Company for the five dealing days immediately prior to 23 May 2002. This gives a price per share of 204.05 pence.

(c) Restricted Share Award of Ordinary Shares of 25 pence each

164,868 restricted shares of which 82,434 are to be released to the Director on 30 June 2003 and 82,434 are to be released to the Director on 30 June 2004.

The release of the restricted shares to the Director will be subject to continued employment with the Company.

The share price applied in calculating the above award of restricted shares under the Plan is that of the average of the middle market quotations for an Ordinary Share of the Company for the five dealing days immediately prior to 1 July 2002. This gives a price per share of 166.8 pence.

Exhibit 19

3 July 2002

Director's Interests in the Ordinary Shares of Cable and Wireless plc ("the Company")

The Company was notified on 3 July 2002 that on the same day Mr Graham Wallace purchased 25,000 Ordinary Shares in the Company at a price of 159 pence per share.

Exhibit 20

3 July 2002

Director's Interests in the Ordinary Shares of Cable and Wireless plc ("the Company")

Following his appointment as a Director of Cable and Wireless plc on 1 July 2002, the Company confirms that David Prince holds 23,596 Ordinary Shares in the Company.

The Company was advised of this information on 2 July 2002.